VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

January 10, 2025

VIA EDGAR

Ms. Shandy Pumphrey

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: Voya Equity Trust Form N-CSR Filing

Dear Ms. Pumphrey:

This letter responds to comments provided via telephone on December 5, 2024, by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to a review of the August 8, 2024 Form N- CSR filing for the period ended May 31, 2024 (the “N-CSR”) for Voya Equity Trust (the “Registrant”) with respect to the Voya Funds listed on Appendix A (each, a “Fund” and collectively, the “Funds”). Our summary of the comments and our responses thereto are provided below. Capitalized terms used but not defined herein have the meanings assigned to them in the N-CSR.

1.Comment: The Staff noted that for at least three years, Voya Large-Cap Growth Fund (“LCG Fund”) had a significant percentage of its assets invested in the information technology sector but no corresponding risk disclosure in LCG Fund’s summary prospectus. The Staff requested that the Registrant explain supplementally why there is no information technology sector risk disclosure included in LCG Fund’s summary prospectus.

Response: The Registrant believes that the principal risks disclosed for LCG Fund appropriately describe those risks to which LCG Fund’s portfolio as a whole is expected to be subject in accordance with Item 9(c) of Form N-1A and summarize such matters in accordance with Item 4(b) of Form N-1A. Based on the foregoing, the Registrant does not typically add principal risk disclosure regarding a Fund’s historical exposure to a summary prospectus. The Registrant notes, however, that the principal risk titled “Focused Investing-Technology Sector” is included in the section titled “Additional Information About the Principal Risks” in response to Item 9 of Form N-1A in LCG Fund’s statutory prospectus. The Registrant will, however, consider including “Focused Investing-Technology Sector” as a principal risk in LCG Fund’s summary prospectus in connection with the next annual update of its registration statement to the extent LCG Fund expects to have significant exposure to the information technology sector going forward.

2.Comment: The Staff noted that Voya Global Income & Growth Fund (“GI&G Fund”) classifies its Portfolio of Investments by industry but noted further that GI&G Fund has significant country concentration. The Staff requested that the Registrant refer to Accounting Standards Codification (“ASC”) 825-10-50 and the minutes of the American Institute of Certified Public Accountants (“AICPA”) Investment Companies Expert Panel, dated January 21, 2020, and consider including a summary of investments by country, either in the Portfolio of Investments or in the Notes to Financial Statements for future Form N-CSR filings.

Response: The Registrant confirms GI&G Fund will include a summary of investments by country table in the Portfolio of Investments in future Form N-CSR filings.

Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

January 10, 2025

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3.Comment: The Staff noted that certain Funds invest in exchange-traded funds and requested supplemental confirmation that such Funds have disclosed distributions of realized gains by these other investment companies, if any, in the Statements of Operations.

Response: The Funds confirm there were no capital gain distributions from their investments in other investment companies to report.

4.Comment: The Staff requested that the Registrant disclose the amount of fees paid to sub-advisers in the Notes to Financial Statements for future Form N-CSR filings.

Response: The Registrant respectfully declines to add the requested disclosure because fees paid to sub-advisers are not a Fund expense. Each sub-adviser receives compensation directly from the Fund’s Investment Adviser. The Registrant notes, however, that disclosure regarding sub-advisory fees can be found in a Fund’s Statement of Additional Information.

5.Comment: The Staff noted, with respect to the Form N-1A filings for Voya MidCap Opportunities

Fund (“MCO Fund”) and Voya Corporate Leaders® 100 Fund (“CL Fund”), that: (i) certain information in the fee tables provided in response to Item 3 of Form N-1A does not match the relevant information presented in the financial highlights provided in response to Item 13 of Form N-1A; and (ii) certain expenses appear to be omitted from such fee tables. The Staff noted further that there are no footnotes to such fee tables to clarify the discrepancies (e.g., stating the amounts presented have been restated or that certain amounts are considered extraordinary).

Response: The Registrant notes that the fee tables for each of MCO Fund and CL Fund include a footnote indicating “expense information has been restated” which it believes denotes that such information will not reconcile with a Fund’s financial highlights.

6.Comment: The Staff noted the response to Item 4(e)(2) of N-CSR disclosed that “100% of the services [referred to in Items 4(b) through (d)] were approved by the audit committee.” The Staff noted, however, that per the requirements of Form N-CSR, this response should disclose the percentage of such services that were approved by the audit committee “pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.” The Staff requested that the Registrant confirm this disclosure is accurate and include the correct language, to the extent applicable, in future Form N-CSR filings.

Response: The referenced Funds did not rely upon the waiver of the pre-approval requirement under (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. The Funds undertake to update the responses to Item 4(e)(2) in future N-CSR filings to include the language “pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X”, or to otherwise clarify that the pre-approval requirement was not waived with respect to any services, as applicable.

7.Comment: The Staff noted the response to Item B.22 on Form N-CEN for GI&G Fund filed on August 14, 2024, indicates that the Fund had a net asset value (“NAV”) error during the period. The Staff was unable to locate the error and requested that the Registrant describe the nature and circumstances of the error, any associated internal controls, mitigating actions, and the amounts reimbursed, if any. The Staff further requested that, to the extent any amounts were reimbursed, the Registrant cite to the associated Generally Accepted Accounting Principles or other guidance as to why the Fund had not disclosed such reimbursed amounts.

Response: The Registrant confirms GI&G Fund was overvalued on May 3, 2022, due to processing a total return swap maturity transaction with an incorrect settlement amount. The error was identified late on May 3, 2022. The next morning, the settlement instructions were issued immediately

Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

January 10, 2025

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to rectify the error and the NAV impact analyzed. All capital stock transactions on May 3, 2022 for GI&G Fund were reprocessed with the correct NAV and therefore, no amounts were reimbursed.

8.Comment: The Staff noted that Voya VACS Series MCV Fund (“VACS MCV Fund”) is not included on the website listed on the front page of the tailored shareholder report (“TSR”) for the Fund. The Staff noted further that the TSR for VACS MCV Fund also includes a footnote to the line graph titled “Total Return Based on $10,000 Investment” stating that “current month-end performance” can be found at a website address, however, such performance is not available for VACS MCV Fund at the listed website address. The Staff requested supplemental explanation as to why VACS MCV Fund could not be found at either of the listed website addresses.

Response: Although VACS MCV Fund is registered under the Investment Company Act of 1940, as amended, shares of the Fund are not registered under the Securities Act of 1933, as amended (the “1933 Act”) because the shares are issued solely in private placement transactions that do not involve any “public offering” within the meaning of Section 4(a)(2) of the 1933 Act. Accordingly, website posting of certain information regarding VACS MCV Fund is limited to avoid a general solicitation under the 1933 Act. Going forward, VACS MCV Fund, will post Items 7-11 of its Form N-CSR filings on a website as identified on its TSR.

9.Comment: The Staff referenced the adopting release titled “Tailored Shareholder Reports for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements” (the “TSR Adopting Release”), which states that “[t]he website address must be specific enough to lead investors directly to the particular information, but may be a central site with prominent links to the referenced information.” The Staff noted that each Fund’s TSR includes a statement directing an investor to a central website for information about the Fund’s proxy voting, but that the website does not include information on how the Fund votes proxies. The Staff requested supplemental explanation about how the Funds will comply with the website requirements to post proxy voting information in future TSRs.

Response: The Registrant confirms a proxy voting link has been added to the central literature website for the Funds.

10.Comment: The Staff noted that the section in the Funds’ “Annual Financial Statements and Other Information,” which is comprised of Items 7-11 of Form N-CSR, entitled “Proxy Voting Information” states that “[i]nformation regarding how the Funds voted proxies related to portfolio securities during the most recent 12-month period ended June 30 is available without charge on the Funds’ website at www.voyainvestments.com and on the SEC’s website at www.sec.gov.” The Staff was not able to find the proxy voting information on the Funds’ website and requested supplemental explanation regarding where the information could be found.

Response: The Registrant confirms disclosure will be updated to reflect the correct web address, https://individuals.voya.com .

11.Comment: The Staff quoted the TSR Adopting Release, which states “that funds post the information contained in Items 7-11 of amended Form N-CSR within the suggested 60-day time period” and noted that while responses to Item 7 of Form N-CSR are on Voya’s website, responses to Items 8-11 of Form N-CSR were not. The Staff requested that the Registrant include responses to Items 8-11 of Form N-CSR on the website going forward.

Response: Registrant confirms Items 8-11, as applicable, were included in response to Item 7 of Form N-CSR which was posted on the Fund’s website. Going forward, Registrant’s responses to 8-11

Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

January 10, 2025

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of Form N-CSR will be revised to meet the guidelines set forth in FAQ #3 in the “Tailored Shareholder Reports Frequently Asked Questions” when included in Item 7 or provided directly in response to Items 8-11. See also Registrant’s responses to Comments 12 and 13 below.

12.Comment: The Staff noted that the Registrant’s responses to Items 8-11 of Form N-CSR state “[i]ncluded under Item 7.” The Staff noted that the Staff’s response to FAQ #3 in the “Tailored Shareholder Reports Frequently Asked Questions” permits the inclusion of the information required for Items 8-11 under Item 7 as long as it meets the guidelines set forth in the response to FAQ #3, namely that the information: (a) is presented in a format designed to communicate the information effectively;(b)clearly distinguishes the different types of materials and/or each series, as applicable; and (c) provides a means of easily locating the relevant information, including, for example, a table of contents that includes hyperlinks to the specified materials and series. Going forward, the Staff requested that the Registrant either (i) ensure the combined responses meet these requirements or (ii) include the information directly in response to Items 8-11.

Response: Registrant confirms that its responses to Items 8-11, as applicable, were included in its response to Item 7, and going forward, Registrant’s responses to 8-11 of Form N-CSR will be revised to meet the guidelines referenced in FAQ #3 cited above when included in Item 7 or provided directly in response to Items 8-11.

13.Comment: The Staff noted that the Registrant’s response to Item 10 of Form N-CSR “Remuneration Paid to Directors, Officers, and Others of Open-End Management Investment Companies.” states “Included under Item 7.” The Staff noted that the Registrant details for each Fund separate amounts for Trustee fees in the Statements of Operations. However, the Staff noted that Item 10 requires the aggregate amounts paid to: (1) all directors and all members of any advisory board for regular compensation; (2) each director and each member of an advisory board for special compensation; (3) all officers; and (4) each person of whom any officer or director of the fund is an affiliated person. The Staff requested that the Registrant include the required information either in the response to Item 7 or in Item 10. If the Registrant includes such information in the response to Item 7, the Staff requested that the Registrant include a table of contents to effectively convey the information to shareholders.

Response: The Registrant confirms that the additional information required under Item 10, with a related table of contents and aggregate amounts paid, will be included in response to Item 7 going forward.

14.Comment: The Staff requested that the Registrant supplementally confirm that the expense ratios are correct in the TSR for GI&G Fund listed under the section “Material Fund Changes”.

Response: The Registrant notes the Material Fund Changes disclosed the contractual expense limits in place for GI&G Fund prior to the May 1, 2024, which resulted in a 0.05% reduction per share class.

15.Comment: The Staff requested that the Registrant reconcile the advisory fees paid shown in the TSR for CL Fund with the expense minus the waiver in the Statements of Operations. If the difference is due to a distribution fee waiver, the Staff requested that the Registrant consider providing the dollar amount waived in the Notes to Financial Statements and breaking this amount out as a separate caption on the Statement of Operations.

Response: The Registrant notes that, in addition to the amounts waived by the Investment Adviser under CL Fund’s expense limitation agreement, there is a contractual 0.25% distribution fee waiver,

Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

January 10, 2025

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waived by the Distributor that amounted to approximately $110,000 for the fiscal year ended May 31, 2024. The row titled “Waived and reimbursed fees” includes the aggregate amount waived by the Distributor and the Investment Adviser. As applicable, the Registrant will consider providing the dollar amount waived for distribution fee waivers in the Notes to Financial Statements and breaking this amount out as a separate caption on the Statement of Operations.

16.Comment: The Staff noted that, for all Funds with Class R6 shares, the line graph presented in the relevant TSRs does not assume a $1,000,000 initial investment, the minimum initial investment for Class R6 shares. The Staff requested that the Registrant supplementary explain the presentation of the line graph based on a $10,000 initial investment in light of Instruction 1 to Item 27A.d.2. of Form N-1A.

Response: The Registrant will present the line graph for Class R6 shares to reflect a $1,000,000 initial investment in TSRs for the relevant Funds going forward.

17.Comment: The Staff requested that, going forward, Funds with Class C shares consider only including one line in the line graph for Class C shares and further consider including a note to the line graph stating that the graph does not include the contingent deferred sales changes (“CDSC”) for Class C shares, given the CDSC expires after one year.

Response: The Registrant will present only one line in the line graph for Class C shares, with an applicable footnote, in TSRs for the relevant Funds going forward.

** * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact Todd Modic at (480) 477- 2190, Dorothy Roman at (480) 477-2669, Jennifer Kasperkowiak at (480) 477-2171, Angela Gomez at (480) 477-2313, or the undersigned at (212) 309-6566.

Regards,

/s/ Nicholas C.D. Ward Nicholas C.D. Ward

Assistant Vice President and Counsel

Voya Investment Management

cc:Huey P. Falgout, Jr., Esq. Voya Investments, LLC

Elizabeth J. Reza, Esq.

Ropes & Gray LLP

Jessica Reece, Esq.

Ropes & Gray LLP

Jeremy Smith, Esq.

Ropes & Gray LLP

Ms. Shandy Pumphrey

U.S. Securities and Exchange Commission

January 10, 2025

Page | 6

Appendix A

File #	Registrant Name	Series ID	Series Name
811-08817	Voya Equity Trust	S000066935	Voya Corporate Leaders® 100 Fund
811-08817	Voya Equity Trust	S000066938	Voya Global Income & Growth Fund
811-08817	Voya Equity Trust	S000019684	Voya Large Cap Value Fund
811-08817	Voya Equity Trust	S000008383	Voya Large-Cap Growth Fund
811-08817	Voya Equity Trust	S000066936	Voya Mid Cap Research Enhanced Index Fund
811-08817	Voya Equity Trust	S000008385	Voya MidCap Opportunities Fund
811-08817	Voya Equity Trust	S000034091	Voya Multi-Manager Mid Cap Value Fund
811-08817	Voya Equity Trust	S000075515	Voya Small Cap Growth Fund
811-08817	Voya Equity Trust	S000066937	Voya Small Company Fund
811-08817	Voya Equity Trust	S000055625	Voya U.S. High Dividend Low Volatility Fund
811-08817	Voya Equity Trust	S000080522	Voya VACS Series MCV Fund